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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                (Amendment No. 1)

                              MICRO WAREHOUSE, INC.
                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                ----------------


                                   59501B105
                      (CUSIP Number of Class of Securities)


                               BRUCE L. LEV, ESQ.
             EXECUTIVE VICE PRESIDENT OF LEGAL AND CORPORATE AFFAIRS
                              MICRO WAREHOUSE, INC.
                             535 CONNECTICUT AVENUE
                           NORWALK, CONNECTICUT 06854
                                 (203) 899-4000

                                 ---------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             RANDI L. STRUDLER, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                January 28, 2000

             (Date of Event Which Requires Filing of This Statement)


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         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 originally filed on December 28, 1999 (the "Statement"), relates to an offer by Micro Warehouse, Inc. (the "Company") to purchase up to 10,526,316 shares of its Common Stock, par value $.01 per share, including the associated preferred share purchase rights (the "Shares"), at a price of $19.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"). Unless the context otherwise requires, capitalized terms not defined herein have the meanings assigned to them in the Offer to Purchase.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 4 is hereby amended and supplemented by the following:

         All Shares tendered prior to the Offer's initial expiration at 5:00 p.m., New York City time, on Friday, January 28, 2000, were accepted by the Purchasers for payment, subject to the terms of the Offer. Parent and the Company issued a press release on January 31, 2000, in which they disclosed that an aggregate of approximately 32.35 million Shares (including approximately 2.39 million Shares subject to guaranteed delivery procedures) were tendered and not withdrawn prior to the initial Expiration Date. Together with Shares already owned by Acquisition and giving effect to the purchase of Shares by the Company in the Offer, Acquisition beneficially owns approximately 93.5% of all the Company's outstanding Shares.

ITEM 8.   ADDITIONAL INFORMATION.

         Item 8(e) is hereby amended and supplemented by adding to the end thereof the following:

         The Offer to purchase all outstanding Shares of the Company has been extended to 5:00 p.m., New York City time, on Wednesday, February 2, 2000. All Shares tendered during the extension period will be accepted for payment and there will be no withdrawal rights during the extension period.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(11) Press Release issued on January 31, 2000.


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                             SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


                                   MICRO WAREHOUSE, INC.


January 31, 2000                   By:  /s/ Bruce L. Lev
                                        --------------------------------
                                        Bruce L. Lev
                                        Executive Vice President

















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                           EXHIBIT INDEX



EXHIBITS

(a)(11)     Press Release issued by Parent and the Company on January 31, 2000.





















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